June 1, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief – Office of Financial Services
Joshua Dilk, Staff Attorney

Re:     Peoples Bancorp Inc.
        Registration Statement on Form S-3 (File No. 333-211637)

Ladies and Gentlemen:

Please withdraw the first acceleration request submitted on June 1, 2016 by Peoples Bancorp Inc. with respect to the above-referenced Registration Statement.
Very truly yours,

/s/ M. Ryan Kirkham, Esq.

M. Ryan Kirkham
Senior Vice President and General Counsel